UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Fundraise Up Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
10/11/2017

Physical address of issuer
50 Court Street, Suite 700 Brooklyn, NY 11201 USA

Website of issuer
https://fundraiseup.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
June 15, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9 (Founders and employees do not currently have employment agreements)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$34,521	N/A
Cash & Cash Equivalents	$14,717	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$109	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$91,663	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 11, 2018

Fundraise Up Inc.



Up to $500,000 of Crowd Notes

Fundraise Up Inc. ("Fundraise Up", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 15, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 15, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 15,2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://fundraiseup.com/ .

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/fundraise.up

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Fundraise Up Inc. is a Delaware C-Corporation, formed on 10/11/2017.

The Company is located at 50 Court Street, Suite 700 Brooklyn, NY 11201 USA.

The Company's website is https://fundraiseup.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/fundraise.up and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Not Applicable.
Minimum investment amount per investor	$500
Offering deadline	June 15, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company faces competition from other companies in the SaaS for fundraising space. Existing companies that engage in the business or are within the API for donations space could introduce new or enhance existing products. If Fundraise Up is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Fundraise Up's growth.

Fundraise Up has had minimal early stage revenue. Since it is early stage, there is a risk that customers will not adopt the product and they will not be able to hit their revenue milestones. Fundraise Up will need to aggressively close on new clients and begin processing larger transactions for the current clients in order to generate their revenue targets.

The founders have another venture that they also run along the side of Fundraise Up. If the other business venture requires more attention, it could negatively impact Fundraise Up's operations. Beyond this, the founders have moved around between companies frequently, which could pose as a risk if Fundraise Up does not receive as much traction as the founder initially expected.

Fundraise Up takes a 2% fee for all transactions, which is a very small portion of the overall GMV. Because of the low margin, they will need to scale quickly to hit revenue goals.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Peter Byrnes, Anton Isaykin, and Yuriy Smirnov. The Company does not currently have employment agreements in place with any of its team members. Further, Peter Byrnes is working part-time for the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must correctly predict, identify, and interpret changes in donor preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Donor preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of donor and to offer products that appeal to donor preferences. If we do not offer products that appeal to donor, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in donor preferences. If we do not accurately predict which shifts in doner preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate donor acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Fundraise Up is in a heavily regulated industry. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $91,663 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous convertible note offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company has related party transactions. The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Fundraise Up Inc. ("Company") is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

Business Plan
When potential digital donors come to a nonprofit's website and feel inspired to give, they are not prepared to jump through hoops and deal with complicated donation flows. Digital donors are used to the high standards set by companies like Apple and Google. They have a short attention span. Long, outdated forms scare them away.
We believe currently, the online giving sector is behind the times when it comes to simplicity and convenience. Too many fields to fill out. Too many clicks. Too many questions to answer. When it comes to mobile experience, it's even worse. Result? Digital donors run. Out of 7 people who start the online donation process, only one completes. Here is where we come in. Fundraise Up fixes the online donation flow and reduces donor friction.

We focus on helping the digital donors complete the transaction. We guide them through each step of the process. With the same number of donors clicking the button, we believe we can help nonprofit organizations collect 2-3 times more than the traditional online forms.

We have developed an online donation widget that caters specifically to the digital donor. We offer our widget to nonprofits without any monthly or setup fees. We make money by taking 2% of the transaction. Twenty three nonprofit organizations have added our widget to their donation page – and we are in talks with many more.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fundraise Up Donation Widget	We break complex forms into simple, easy steps and provide AI-suggested giving amounts. Our donation widget is available on Desktop, tablet and mobile. We support credit cards, Bank Debit (ACH), Apple Pay, and Google Pay. We also partner with Amply to automate company matching through our widget.	Nonprofit organizations including charities, schools, churches, political campaigns, and medical research organizations.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are non-profit organizations.

Intellectual Property

The Company is dependent on the following intellectual property: None

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.2% of the proceeds, or $28,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.35% of the proceeds, or $46,759, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Operations	10%	10%	10%
Sales & Marketing	20%	45%	45%
Software Development	70%	45%	45%

In order to take full advantage of the relationships that we are building with large nonprofits, we need to expand integration with donor management systems and have internationalization in place – which requires a larger development team to support it. We need to expand our outreach to the top nonprofits in the United States.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter Byrnes	Founder, CEO, and Director (10/2017 – present)	Art Director, President (04/2015 - 10/2017)
Yuriy Smirnov	Founder, CTO (10/2017 – present)	CTO, Architect (04/2015 - 10/2017)
Anton Isaykin	Product Architect (10/2017 – present)	Architect, Software Developer (04/2015-10/2017 -

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in New York. However, the Company does not have employment agreements with Fundraise Up. The Co-Founder Peter, is working part-time on Fundraise Up.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	7,500,000	Holders of common stock are entitled to one vote per share on all matters that come before the shareholders of the Company.	Holders of common stock may vote on actions of the Company that affect the conversion of the Crowd Notes.	100%	None

The Company has the following debt outstanding:

Type of debt	Name of creditor	Interest rate and payment schedule	Maturity date	Other material terms
Convertible Note	Alan Meckler	5% per annum	Sep 12, 2019	4MM Valuation Cap, 25% Discount, $750K Qualified Equity Financing Threshold_

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Peter Byrne, Yuriy Smirnov, and Anton Isaykin.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Peter Byrnes	2,500,000 common shares	33%
Yuriy Smirnov	2,500,000 common shares	33%
Anton Isaykin	2,500,000 common shares	33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

The Company takes a 2% fee on each donation. Additionally the Company makes 15% off the revenue sharing partnership with Amply on each donation they match. The payments are processed through the Amply partnerships with their marketplace programs. Fundraise Up does not bill nonprofits but rather get the revenue share directly from Stripe & PayPal.

Risks and Uncertainties
As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met: Persuasive evidence of an arrangement exists; Delivery has occurred, or services have been rendered; The fee for the arrangement is fixed or determinable; and Collectability is reasonably assured.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,198 in cash on hand as of Feb 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of debt	Name of creditor	Interest rate and payment schedule	Maturity date	Other material terms
Convertible Note	Alan Meckler	5% per annum	Sep 12, 2019	4MM Valuation Cap, 25% Discount, $750K Qualified Equity Financing Threshold

THE OFFERING AND THE SECURITIES

14

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights

Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

    1. To the Company that sold the Securities

    2. To an accredited investor

    3. As part of an Offering registered with the SEC (think IPO)

    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Byrnes
(Signature)

Peter Byrnes
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Byrnes
(Signature)

Peter Byrnes
(Name)

CEO
(Title)

April 12, 2018
(Date)

/s/Yuriy Smirnov
(Signature)

Yuriy Smirnov
(Name)

CTO
(Title)

April 12, 2018
(Date)

/s/Anton Isaykin
(Signature)

Anton Isaykin
_____
(Name)

Product Architect
_____
(Title)

April 12, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Fundraise Up, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountants' Review Report

For the period of October 11, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Shareholders
Fundraise Up, Inc.
Brooklyn, NY

We have reviewed the accompanying financial statements of Fundraise Up, Inc., which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' equity, and cash flows for the period from October 11, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 4, 2018

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

Fundraise Up, Inc.
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

		December 31, 2017
Current Assets:		
Cash	$	14,717
Prepaid assets		19,804
Total current assets		34,521
Total Assets	$	34,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	109
Total liabilities		109
Commitments & Contingencies		-
Stockholders' Equity:		
Common Stock; $0.00001 par value; 7.5M shares authorized;		
7.5M issued and outstanding		75
Owners' Contributions		126,000
Net Income (Loss)		(91,663)
Total Stockholders' Equity		34,412
Total Liabilities & Stockholders' Equity	$	34,521

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Fundraise Up, Inc.
Statement of Operations
Period From October 11, 2017 (inception) to December 31, 2017
(unaudited)

	October 11, 2017 (inception) to December 31, 2017
Revenue	$ -
Cost of goods sold	
Gross income	-
Expenses:	
Contractors	91,196
General and administrative	467
Total operating expenses	91,663
Net loss before income tax	$ (91,663)
Provision for income taxes	-
Net Loss	$ (91,663)
Loss per common share	$ (0.01)
Weighted average number of shares outstanding - Basic and fully diluted	7,500,000

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Fundraise Up, Inc.
Statement of Stockholders' Equity
For the Period from October 11, 2017 (inception) to December 31, 2017
(unaudited)

	Common Stock		Contributions	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance - October 11, 2017 (inception)	-	$ -	$ -	$ -	$ -	$ -
Shares Issued	7,500,000	75				75
Owners' contributions			126,000			126,000
Net loss	-				(91,663)	(91,663)
Balance December 31, 2017	**7,500,000**	**$ 75**	**$ 126,000**	**$ -**	**$ (91,663)**	**$ 34,412**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Fundraise Up, Inc.
Statement of Cash Flows
For the Period From October 11, 2017 (inception) to December 31, 2017
(unaudited)

	October 11, 2017 (inception) to December 31, 2017
Cash flows from operating activities:	
Net loss	$ (91,663)
Change in assets and liabilities	
Accounts payable and accrued expenses	109
Prepaid expenses	(19,804)
Net used by operating activities	(111,358)
Cash flows from financing activities:	
Proceeds from issuance of common stock	-
Proceeds from Contributions	126,000
Net cash provided by financing activities	126,000
Net increase in cash	14,642
Cash at beginning of period	-
Cash at end of period	$ 14,642
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

<u>Nature of Business</u>

Fundraise Up, Inc. ("Company") is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up, Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Risks and Uncertainties</u>

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

<u>Revenue Recognition</u>

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the state of New York, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $91,663 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Income (Loss) Per Common Share
Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, no potentially dilutive instruments were outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, the Company had $14,717 in cash.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

The Company has 7,500,000 shares of $0.00001 par value shares of common stock authorized at December 31, 2017. During the period of October 11, 2017 (inception) to December 31, 2017, the Company issued 7,500,000 founders shares of Common Stock for $75 in cash.

During the year ended December 31, 2017, the Company's Stockholders' contributed $126,000. These funds are considered a contribution of capital and are not expected to be repaid.

NOTE 3 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

NOTE 5 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $91,663 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

On March 12, 2018, Company issued a $25,000 aggregate principle amount of 5% convertible note due in September 2019. Interest on the note accrues at the rate of 5% per annum.

Management has evaluated events through April 4, 2018, the date that these financial statements were available to be issued and has identified no events that would require disclosure other than mentioned above.

EXHIBIT C
PDF of SI Website


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AI-Powered fundraising solution helping nonprofits increase donations.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Fundraise Up is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Fundraise Up without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Donations to charitable causes in the USA: $390B
- Number of tax-exempt nonprofits in the USA: 1.5M
- $45,000 donations processed since our launch on December 1st, 2017, 490% increase from February to March.
- Actively used by 23 non-profits including Neverthirst, African Enterprise, Positive Tails, and Brooklyn Amity School.
- 32% of donors that went to the donate page completed the transaction vs.15% industry average from 2016.
- Founders previously co-founded a marketplace development company with over $1M lifetime revenue
- Partners with Amply to automate company matching with a 15% revenue share on any donations that are matched from Fundraise Up's customer network.

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Pre-Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

We aim to help nonprofits increase their online donations by reducing "donor friction".

When potential digital donors come to a nonprofit's website and feel inspired to give, they are not prepared to jump through hoops and deal with complicated donation flows. Digital donors are used to the high standards set by companies like Apple and Google. They have a short attention span. Long, outdated forms scare them away.

We believe currently, the online giving sector is behind the times when it comes to simplicity and convenience. Too many fields to fill out. Too many clicks. Too many questions to answer. When it comes to mobile experience, it is even worse. Result? Digital donors run. Out of 7 people who start the online donation process, only one completes.

Here is where we come in. Fundraise Up fixes the online donation flow and reduces donor friction.

We focus on helping the digital donors complete the transaction. We guide them through each step of the process. With the same number of donors clicking the button, we believe we can help nonprofit organizations collect 2-3 times more than the traditional online forms.

We have developed an online donation widget that caters specifically to the digital donor. We offer our widget to nonprofits without any monthly or setup fees. We make money by taking 2% of the transaction. Twenty three nonprofit organizations have added our widget to their donation page – and we are in talks with many more.

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Product & Service

Problem

6 out of 7 potential digital donors who get inspired to give and click into the Donation page, abandon the giving process. We believe this is due to 'donor friction'. Distractions, privacy concerns, too many fields to fill out, the suggested donation amount not matching the donor's psychographic – all these factors work against the emotion that has motivated the donor in the first place. That is a lot of money left on the table! Even in the case of lager nonprofits, only 33% of people who click on the Donate button, end up completing the donation. It means that $180B worth of online donations to nonprofits go uncollected each year in the U.S. alone.

Solution

We guide the donor through each step of the process and reduce that friction. We believe happy donor = more revenue for the organization .

- 3-Tap donation

We break complex forms into simple, easy steps.

- AI-suggested giving amounts

Choosing the suggested donation amount can make or break the campaign. Ask for too little – and nonprofits will miss out on revenues. Ask for too much – and many donors won't give at all. We use artificial intelligence to suggest the maximum amount comfortable specific to each donor.

- Desktop, tablet and mobile

Digital donors are picky and impatient, they are used to UX standards set by Apple, Google and Facebook. Responsive design is no longer enough. Different devices require different used experience that is native to the device. We provide that.

- Multiple payment options

People have personal biases and favorite payment methods. We support credit cards, Bank Debit (ACH), Apple Pay, and Google Pay. Paypal is currently in Beta and we plan to make it available for all customers by April 16, 2018.

- Automated matching donations

Many corporations match employee donations – however, each of them has a unique process that is typically very time-consuming and labor-intensive for the nonprofit. Because of that, only very few nonprofit organizations choose to pursue this revenue stream. Fundraise Up partners with Amply to automate company matching through our widget. This will enable our clients to collect this additional income effortlessly – which may increase their online revenues up to 20%.

Roadmap

- Internationalization

Many larger nonprofits have international websites and take donations in multiple currencies. Internationalization is a major factor for them when they consider switching to our online giving solution. It's critical for us to not only have the widget in local languages and currencies – but also cater to the local payment methods and issue appropriate tax receipt documents.

- Third-party Integrations

One of our competitive advantages is that we have built our widget so that it can 'sit on top' of the nonprofits' current donor management systems. It's important for us to integrate with common donor management systems such as Blackbaud, Network for Good, NeonCRM, Bloomerang, etc. Additionally, we need to do the same with accounting programs such as Quickbooks (we are already integrated with Salesforce). This is one of the major frictions we currently have in signing up larger nonprofits.

How We Are Different

We define our competitors as organization-centric. They focus on helping nonprofits with donor management, major gifts, crowdfunding, ticketing, outreach, mailing, kiosks, campaign pages, events, giving pages, and all-in-one platforms. Within the universe of nonprofit fundraising, a lot of transactions are still taking place offline (by U.S. postal) which is where these competitors are mostly focused. They supply an online option as an add-on to their real offering.

We are digital donor-centric. We live and breath digital donations and we know what motivates digital donors to complete the process. Our flow babysits the digital donor toward the completion of the transaction. We guide the donor through each step of the process and reduce friction.

Business Model

We take a **2% fee on each transaction**. Additionally we make 15% off the revenue sharing partnership with Amply on each donation they match. We process payments through our partnerships with Stripe & PayPal with their marketplace programs. We do not bill nonprofits but rather get our percentage directly from Stripe & PayPal.

Gallery





Fundraise Up Product Video.

See how quickly a donor can donate online with our widget? We keep the emotional connection going throughout the transaction.

Team Story

Fundraise Up started when the co-founders Peter, Yuriy, and Anton were working together on a large e-commerce marketplace. Being digital donors ourselves, we have been noticing the tremendous difference between the standards that existed in our world of the state-of-the-art e-commerce – and the outdated user journey prevalent in the online donation industry. We liked giving – but we hated the cumbersome online donation process. We started talking to nonprofits, and found out that low online donations were a known common issue that was particularly glaring when it came to larger nonprofits. We knew why!

We have the technology expertise and the passion to fix this piece of the puzzle. Our goal is to help nonprofits stop losing money to onerous online giving flows that scare the digital donors away. We believe that no matter the location or the language, digital donors who want to give, should be able to give easily. We believe in our mission strongly, so we quit our jobs to dedicate our lives fully to solving this problem.

Founders and Officers



Peter Byrnes
CEO

Peter is a serial entrepreneur. Having failed early in life, he drew from that experience and learned to adapt. That allowed him to be running his Brooklyn-based design studio (Lugh Studio www.lughstudio.com) for the past 20 years, and succeed through all the economic crises. He also started a popular bistro 10 years ago in his hometown in PA with his sister. He set up strong systems so he could step away quickly – and today his sister runs the day-to-day. Three years ago, Peter and his current partners, Yuriy and Anton, started Campus On Fire, a marketplace development company. It won an innovation award, and the profits from it have funded Fundraise Up to date.

Peter has a passion for languages and speaks Swedish fluently. He also speaks German and Spanish and is currently learning Italian, after having previously studied French and Russian. He lives in Carroll Gardens, Brooklyn with his bad-ass "micro" Schnauzer, Diego, who comes to the office every day.



Yuriy Smirnov
CTO

With fifteen years of experience in startups and large brands, Yuriy is a startup architect & engineer whose passion lies in building outstanding products.

Yuriy's focus is in software architecture, idea validation and best development practices. Previously, he was Chief Architect of a VC-funded travel marketplace startup where he built a team of 35 developers, as well as VP of Software Development for a job-matching startup. He was the first employee and a team lead at a social network for celebrities and built apps for clients including the BBC, H&M, Best Buy, Barbie, Kaplan, Versace, iVillage, The Hollywood Reporter, and Chase Bank.

Yuriy holds Bachelor's Degree in Computer Science from NYU Tandon School of Engineering, and is currently finishing graduate degree in software engineering at Harvard Extension School. He lives in Brooklyn and loves the Park Slope farmer's market and weight lifting.



Anton Isaykin
PRODUCT ARCHITECT

Anton has fifteen years of experience as a startup engineer. His focus is on building high-traffic, scalable apps used by millions.

Prior co-founding Fundraise Up, he co-founded Campus On Fire with Peter and Yuriy, and was also a a team lead at a $10M VC-funded marketplace startup where he managed a team of 7 developers.

Earlier, he founded a popular music app with an Alexa 20,000 global ranking and 150,000 DAU and built a popular bitcoin exchange platform.

Key Team Members



Igor Noskov

AI Engineer/ Consultant

Nikita Shumilin

Backend Engineer/ Consultant





Dmitry Paputsa

Frontend Engineer/ Consultant



Pavel Rysych

Product Designer/ Consultant



Veronika Stoma

Lead Researcher/ Consultant



Tessa Lena

Sales & Marketing/ Consultant

Q&A with the Founder

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale? Walk us through how you are going to acquire new customers. What is your LTV?

Fundraise Up:

There are over 1.5M nonprofits in the USA and their websites are listed in a public database. We research midsize to large nonprofits. We then outreach to their key decision makers through cold email, LinkedIn, conferences, and referrals from existing customers. Then we present them with custom marketing materials (comparison charts, brochures, and videos), and follow up with demos. With additional funding we will be able to significantly increase outreach and improve our conversion funnel. LTV can only be roughly estimated as it depends on annual donation processing which can differ by a factor of 100s between organizations. We also plan to attend and exhibit at main fundraising conferences for nonprofits and maintain an education portal about the donation process, conversion rates and interesting data and tips. We have a lot to share about donation process and donor psychology.

Q: What is the stickiness of a particular customer?

Fundraise Up: We believe donation systems are mission critical for online donations and switching donation systems is a precarious process. Recurring donations typically are non-transferable (as credit card data is tokenized), and having donor data in multiple places is problematic. This makes it harder for us to get clients which is why we must show that we bring significant value and not incremental value. The reverse is also true. So as we get customers, it would be difficult for a competitor to rise to that level of improved value significance thus making it harder to move away from us. In short, you cannot lure them away with a similar product.

Q: Can you provide more color to your multiple revenue models and how they work?

Fundraise Up:

We take 2% fee from each donation on top on standard payment processing fee from Stripe and Paypal (coming by April 16). We also have a 15% revenue share on any donations that are matched via our partnership with Amply.

Q: Can you please provide color on your product roadmap? Both future and historical (when things were launched).

Fundraise Up: We launched V1 in December with basic functionalities, iterated the product multiple times and just released V3. We launched our AI component last month. We expect the upcoming functionalities to include integration with Salesforce, PayPal and Amply and an updated widget flow. Our next major development will be focused on accepting international currencies as many of the nonprofits we are speaking with are multinational and are requesting this. Additionally, we plan to localize the widget in host country languages and provide appropriate tax receipts per each country. We would also like to integrate with Quickbooks and with donor managements system such as Blackbaud, Network For Good, Donor Perfect, etc. and have an API. This lack of integration is our major friction in signing the large nonprofits.

Q: Please detail your web traffic.

Fundraise Up:

We are a B2B site. We have 800 unique monthly visitors, mostly from direct URLs from our outreach.

Q: Where are you incorporated? What is your legal structure?

Fundraise Up: We are Delaware C corp with headquarters in New York.

Q: What will salaries be pre/post raise for the founders

Fundraise Up:

The three co-founders are not currently taking salaries and won't be taking salaries post this round of funding. We will only take salaries after next round.

Q: Please detail your active users.

Fundraise Up: We currently have 150 nonprofits signed up, 23 with the widget installed on their site which they actively use. Many pending integrations/launch. Our goal is to add ~10 live installs monthly with smaller nonprofits (annual online donations < $100K), 2-3 midsize nonprofits (annual online donations ~$300K) and 1-2 larger ones (annual online donations over $1MM).

Q: Please detail any notable customers and the relationships you have with them.

Fundraise Up: Currently, our largest client with a live install is African Enterprise (https://africanenterprise.org/give/) (600-person staff in 15 countries). They want to embed the widget on each of their international sites once we have multi-currency capability. We also have Neverthirst (https://www.neverthirstwater.org/app-campaigns/wwd2018) ($1.3M in annual online processing). We also have interests from Save the Children and City Harvest. We want to build a strong relationship and a level of trust with each of our top clients.

Q: Please detail barriers to entry. What is stopping someone with unlimited funds from stepping into the market and taking market share?

Fundraise Up: With enough funding, yes, they could come up with a competitive product. This is why it is critical for us to go to market now. We have an advantage, because we have the technology ready today. Nonprofits have outdated systems. We can convert them because we are offering them significant value over their current systems. Because we are using the latest technologies, we believe it would be hard to make a competitive product significantly better. From what we've noticed, the online donation process is mission critical for non-profits and they will not convert just for a marginally improved product due to the risks involved. We believe, switching online donation systems is a complicated process. It requires a significant level of trust, personal connections, long-term relationship, and a very strong value proposition. We are able to work with nonprofits because we believe we can significantly improve their online revenue with the latest technology, AI and a checkout experience that is on par with top e-commerce websites.

Q: Please detail competitive advantages. Who are your competitors and why are you better?

Fundraise Up: There are over 400 donor management, fundraising and crowdfunding companies in this space. Best known are PayPal, Blackbaud, Network For Good, Crowdrise, Classy, ActBlue, PushPay. Our competitors are organization-centric. They focus on helping nonprofits with donor management, crowdfunding, ticketing, outreach, mailing, kiosks, giving pages and all-in-one platforms. These are broad and complex systems making it difficult for them to go deep in any one area. We are specifically donor-centric — perfecting every little step in the online donor experience to generate maximum revenue for the nonprofits. We go deep into the donation experience whereas they go broad. Additionally, we can be "overlaid" on top of our competitor's broad systems. A nonprofit can embed our widget specifically for online donations, reap the benefits and export the data into their current fundraising tool. We believe this makes adapting us much less of a hurdle for them.

Q: How much money did you put into the business to get it off the ground?

Fundraise Up: We have invested $125K.

Q: Please detail and explain your exit expectations.

Fundraise Up:

Our value will be our processing volume and our relationships in the nonprofit space. Because processing donations is a long-term strategy and building relationships with nonprofits is a complex process, our goal is to be acquired by a major industry player such as Stripe, PayPal or Blackbaud if they want to quickly increase market share in this space. Internally, we agreed not to sell the company for less than $100MM.

Q: Please detail your relationship with Campus on Fire.

Fundraise Up: It is a marketplace development company the three co-founders previously founded together, and own 100%. We operated CoF for two years, had an annual revenue of over $1MM. In June 2017, we decided not to accept new clients or new development projects, and started Fundraise Up. We created a new business entity, put $15K to the bank and curbed CoF operations to work on Fundraise Up exclusively. Currently COF covers Fundraise Up's development cost/salaries which are $17K per month as well as technology/services which is about $2K per month. The first $19K Fundraise Up received from COF was recorded as a prepayment on the balance sheet. Going forward, we plan to continue funding Fundraise Up with COF and record the transactions as invested capital.

Q: We require 2 full-time founders at the business. Upon successful close of the round, will the founders join full time? What will you do with the old business?

Fundraise Up: Fundraise Up has three co-founders: Anton, Yuriy and Peter. Yuriy and Anton are already working on Fundraise Up full-time (actually, judging from our hours and dedication, it's far beyond full-time). Peter currently spits his time between Fundraise Up and his design studio (https://lughstudio.com). (Peter's currently directed Lugh's social media and marketing team to target nonprofits and cross promote Fundraise Up. They are creating social media assets, infographics, etc. for Fundraise Up at no cost to Fundraise Up). Campus On Fire is currently inactive. If we close this round successfully, we plan to transition Peter to full-time with Fundraise Up. That will allow all three founders to focus full time on Fundraise Up. Lugh Studio will then be run by the current manager (she has been trained for this as this has been a plan in place for a while), and Campus On Fire will be dissolved.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Pre-Seed
Round size:	US $500,000
Minimum investment:	US $500
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	18 months

Conversion Discount

Grants initial investors the right to convert the amount of the loan, plus interest, at a reduced price (represented by the discount percentage) to the purchase price paid by investors in the following round.

Additional Terms

Closing conditions:	While Fundraise Up has set an overall target minimum of US $250,000 for the round, Fundraise Up must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Fundraise Up's Form C.

Transfer restrictions: Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- General Operations
- Sales & Marketing
- Software Development

If Maximum Amount Is Raised



- General Operations
- Sales & Marketing
- Software Development

Investor Perks

We believe that all of our investors deserve to have an open communication channel to us. If you want to talk, we will make sure that our team is available to have a conversation.

Invest $10K+

Receive a custom-designed limited edition hat and a custom limited edition t-shirt (excludes international shipping)

Invest $25K+

All of the above, plus a private dinner with the Fundraise Up founders and key team members in New York (lodging/flights are not included)

Invest $50K+

All of the above, plus we will not charge one nonprofit of your choice our platform fees, for one year (2% of the donation transaction)

Invest $100K+

All of the above, plus access to the monthly strategy meetings with Fundraise Up founders and key team members

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

The Company is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

The Company takes a 2% fee on each donation. Additionally the Company makes 15% off the revenue sharing partnership with Amply on each donation they match. The payments are processed through the Amply partnerships with their marketplace programs. Fundraise Up does not bill nonprofits but rather get the revenue share directly from Stripe & PayPal.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met: Persuasive evidence of an arrangement exists; Delivery has occurred, or services have been rendered; The fee for the arrangement is fixed or determinable; and Collectability is reasonably assured.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,198 in cash on hand as of Feb 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape



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Overview

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Q&A with Founder

Term Sheet

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FAQs

SeedInvest

US-based online donations are estimated to grow at 11% in 2017.

Market Size

Giving has been around for as long as the humankind. Digital commerce has been growing in double digits for a decade now. On 2016, donations to U.S. nonprofits were $390B. Currently nonprofits get about 7% of their revenues through online donations, with online giving is increasing each year (by 9.2% in 2015, by 7.9% in 2016, and by 12.1% in 2017). The online donations market in the U.S. alone is $30B. Large U.S.-based nonprofits typically have significant international online donations. For example, Save the Children – who we are in talks with – have half of their online donations coming from their 28 international websites.

Competition

There are about 400 companies in this space; however, the space is very segmented. For example, in 2016 PayPal processed of $7.3B in donations, and they are a big player when it comes to small non-profits (over 282,000 installs). ActBlue is big in the Democratic political organizations space. Blackbaud is used by larger nonprofits. Pushpay works mainly with churches.

Many nonprofits are still using their own in-house developed solutions.

Our Approach to the Competition

For in-house development teams, adopting our online giving solution frees them up, and allows them to focus on the core website functionalities The complexity that we bring to the table is not additive but exponential. The mission of an in-house development team is typically to provide general support for their nonprofit – not to be a dedicated software development company . Therefore, it would be cost-prohibitive for them to support the kind of functionality that we bring to the table, i.e. AI and Internationalization.

When it comes to Blackbaud, we see them as a collaborator since, unlike Blackbaud, we are not a donor management system. We focus on the online giving flow, and our donation widget can sit on top of any donor management system. Most of Blackbaud's revenues come from monthly fee payments, not from online donations. We advise nonprofits to keep their current donor management system and to use Fundraise Up for online donation optimization only. We will work to see if Blackbaud will integrate with us.

PayPal has agreed to let us directly integrate their payment system with our widget. Because PayPal is not used by most larger nonprofits currently, the Fundraise Up widget could be their entrée into the larger nonprofits space.

PushPay and ActBlue would be our direct competitors but they have very small market shares, and in the case of ActBlue, they only work with Democratic political organizations.

Risks and Disclosures

The Company faces competition from other companies in the SaaS for fundraising space. Existing companies that engage in the business or are within the API for donations space could introduce new or enhance existing products. If Fundraise Up is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Fundraise Up's growth.

Fundraise Up has had minimal early stage revenue. Since it is early stage, there is a risk that customers will not adopt the product and they will not be able to hit their revenue milestones. Fundraise Up will need to aggressively close on new clients and begin processing larger transactions for the current clients in order to generate their revenue targets.

The founders have another venture that they also run along the side of Fundraise Up. If the other business venture requires more attention, it could negatively impact Fundraise Up's operations. Beyond this, the founders have moved around between companies frequently, which could pose as a risk if Fundraise Up does not receive as much traction as the founder initially expected.

Fundraise Up takes a 2% fee for all transactions, which is a very small portion of the overall GMV. Because of the low margin, they will need to scale quickly to hit revenue goals.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. In particular, the Company is dependent on Peter Byrnes, Anton Isaykin, and Yuriy Smirnov. The Company does not currently have employment agreements in place with any of its team members. Further, Peter Byrnes is working part-time for the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must correctly predict, identify, and interpret changes in donor preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Donor preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of donor and to offer products that appeal to donor preferences. If we do not offer products that appeal to donor, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in donor preferences. If we do not accurately predict which shifts in donor preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate donor acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Fundraise Up is in a heavily regulated industry. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $91,663 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous convertible note offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company has related party transactions. The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered. Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Fundraise Up

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Fundraise Up. Once Fundraise Up accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Fundraise Up in exchange for your shares. At that point, you will be a proud owner in Fundraise Up.

Edit your campaign

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Fundraise Up has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?

Currently there is no market or liquidity for these shares. Right now Fundraise Up does not plan to list these shares on a national exchange or another secondary market. At some point Fundraise Up may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Fundraise Up either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Fundraise Up's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Fundraise Up's Form C. The Form C includes important details about Fundraise Up's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck



Secure Donation
select an amount to give

$60   USD/month

$40 $100 $200

$1,000 $2,500 $5,000

 Make this monthly

Add comment
Give in honor of someone
Designate to Where it is needed most

Donate ›

Fundraise Up

Empowering nonprofits to do more

Disclaimer

This presentation contains offering materials prepared solely by Fundraise Up, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Mission

To become the universal online donation solution to empower nonprofits to do the things that matter.





Donate Now

Powered by





Donate Now

Powered by





Donate Now

Powered by

Problem

6 out of 7 Donors abandon the donation process due to friction*


$10
$35
$75
$150
$300
$1,000
Other
First Name*
Last Name*
Payment Options*
Credit Card or Check/Debit Card
Bank Account Transfer (ACH)
Apply my gift to
-- Please Select --
I would like to schedule this donation to occur*
One time (Single gift)
Monthly
Zip Code*
Email*
Review Your Donation

*The average conversion rate for a nonprofit's main donation page was 15 percent in 2016. This number was calculated from the number of donations to a participant's main donation page, divided by the number of unique pageviews of that page.http://www.nonprofitpro.com/post/digital-benchmarks-nonprofits/

Solution


helpinghand.com/donate
Donate Now
Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate

We aim to reduce friction

Gamified donation widget that uses AI to maximize the give.

Optimize Online Donor Experience

We don't make online donors work hard to give the gift


Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate
Payment method
choose your payment method
$60
USD/month
Cover processing fee
Donate with Pay
Credit Card
PayPal
Link to Bank
Thank you for your generous gift!
Your donation of $62.50 is being processed
Close

*The Paypal payment option is still in Beta. Fundraise Up plans to make Paypal available to all clients starting April 16, 2018.

AI-suggested Amounts

Carefully chosen suggested donation amount can make or break the campaign. Ask for too little – and nonprofits will miss out on revenues. Ask for too much – and many donors won't give at all. We use artificial intelligence to suggest what we believe is the maximum amount comfortable specific to each donor.



We collect 20+ features (browser footprint, location, donation history, website visits, nonprofit vertical, average donation per vertical, headcount, revenue, etc.) per donation attempt and use tensorflow in Google Cloud to build a deep learning model.

Market Size

$390B | Donations to charitable causes in the USA

$27.8B
grew 7.9% in 2016
| Online Charity Donations in 2016

1.5M | Number of tax-exempt nonprofits in the USA

Business Model

$3B
Volume





We target **10%** of available online giving USA market of **$30B**

2%
Fee

We take 2% fee on each transaction

$60M
Revenue

Potential annual revenue

This slide represents management's estimates and are meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Competitors

Organization-centric

They focus on helping nonprofits with donor management, crowdfunding, ticketing, outreach, mailing, kiosks, giving pages and all-in-one platforms.



400+ donor management, fundraising & crowdfunding companies

Donor-centric

We focus on helping donors completing their transactions. We guide the donor though each step of the process and reduce friction. We believe happy donor = more donations for the organization.



This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Growth Strategy

We research midsize to large nonprofits. We then outreach to their key decision makers though cold email, LinkedIn, conferences, and referrals from existing customers. Then we present them with custom marketing materials (comparison charts, brochures, and videos), and follow up with demos.



Traction

Since our launch in December, 2017

32% Average Donor Conversion Rate (vs 15% industry)[1]

1,000 nonprofits responded
150 nonprofits signed up
23 nonprofits switched and actively use us live
450 transactions
$45,000 in processed volume
$900 in revenue

Top Customers[2]



African Enterprise

600 person staff in **15** countries

$1.5M in annual online donations[4]

Top Deals in Pipeline[3]



Save the Children

$2.1B in total donation
Est. $30M in annual online donations[4]



City Harvest — Rescuing food for New York's hungry

$123M in total donation
Est. $6M in annual online donations[4]

1. The company defines this conversation rate as: % of visitors to a donation page that actually completes the process of making a gift.
2. Fundraise Up does not have agreements with its customers. These organizations can simply agree to Fundraise Up's Terms & Conditions and add the widget to their platforms.
3. Fundraise Up does not have any Letter of Intents from these organizations. However, both have met with the Fundraise Up team and tested the donation flow.
4. Estimated by Fundraise Up based on a percentage of the total donation amount.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Team

9 Dedicated Professionals



Peter Byrnes

Sales & Operations*

President of 20-year old Brooklyn-based graphic design firm. Speaks 5 languages.



Tessa Lena

Sales & Marketing

Audience development expert. Growth hacker. Led a marketing outreach program for a large brand.



Dmitry Paputsa

Frontend Engineer

16 years of developing complex user interfaces used by millions.



Yuriy Smirnov

Sales & Product

Former CTO, architect, engineer. 15 years of experience. Co-founded a development firm with 6 full-time employees and $1M+ in annual revenues.



Igor Noskov

AI Engineer

10 years of development experience with focus on AI, cryptography and machine learning.



Pavel Rysych

Product Designer

UI/UX expert. A/B testing. Product flow and emotional design.



Anton Isaykin

Product & Engineering

Team lead of a $10M VC-funded startup, founder of an Alexa 20,000 startup with 5M MAU. Built a popular bitcoin exchange. High-traffic scalable app expert.



Nikita Shumilin

Backend Engineer

8 years of development experience with focus on core backend coding.



Veronika Stoma

Lead Researcher

Market research and lead generation.

*The above mentioned team members are working as consultants for the Company. Fundraise Up's co-founder Peter is currently working for the Company part-time.

EXHIBIT E

Video Transcript

I'm Peter Byrnes. I'm co-founder of Fundraise Up. We're an online donation widget that both increases the number of donations and the amount donors give. I became really interested in how and why people give while volunteering for the disaster relief for Hurricane Sandy here in New York.

Hurricane Sandy crashing onshore, winds now at 90 miles per hour. This storm is so big, so vast, 60 million Americans will feel its power.

[news B-roll of hurricane Sandy]

This was taking place in late October. This meant that all the relief efforts had to stop at 4:00 because there was no light. We needed candles. We needed flashlights. A client of mine knew about this. She wasn't about to go buy candles, but she gave me $1,000 for me to go out and buy candles, which I gladly did. The people got what they needed, and that would not have happened if she had to now get into a car, drive out to IKEA, stand in line, buy $1,000 worth of candles, and then deliver them. That's just not going to happen, but it happened, because I facilitated that for her. She had the glow. I got the candles. The people got what they needed.

Conversely, I had a neighbor who also wanted to contribute. I would never think of asking him for $1,000, but he contributed canned goods, and blankets, and pillows— equally as important. It just mushroomed to the point that FEMA was asking me what organization I'm with. We figured out that it really has to do with asking the right "ask" of the donor, and then facilitating that so it's easy. When you have that combination, the right ask, and you make it convenient, they will give.

Fundraise Up technology uses machine learning to make sure that we don't have donors standing in the proverbial IKEA line or being asked for money they don't have, but rather they are asked for the right amount at the right time so that they can feel good about what they give from beginning to end.

Six out of seven donors that start the process abandon it. That's 85% of donors who want to give, don't. Fundraise Up is out to change that with our donor-centric technology. Nonprofits can use the widget without changing their donor management systems which is a big plus.

We're proud to partner with SeedInvest to welcome investments from investors in our equity crowdfunding campaign.

I hope you'll join us in making sure that every donor that wants to give does.

Visit our campaign on seedinvest.com to learn more